Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                      Name and Address of Company

Century Mining Corporation

441 Peace Portal Drive

Blaine, WA

98230  USA

Item 2                                      Date of Material Change

October 1, 2007

Item 3                                      News Release

A press release with respect to the material change described herein was issued on October 1, 2007.

Item 4                                      Summary of Material Change

Century Mining Corporation (“Century”) has terminated its agreement to purchase the Huancacancha exploration property in Peru.

Item 5                                      Full Description of Material Change

As announced on August 7, 2007 Century had agreed to purchase the Huancacancha exploration property in Peru for a purchase price of US$24,500,000 to be financed by the sellers.  An initial installment by Century of $215,000 was paid at the closing, and the remaining $24,285,000 was to be paid over the next 4 years.

Since acquiring the Huancacancha property, Century conducted approximately 800 meters of diamond drilling in four holes to confirm silver and gold grades in the deposit.  The results of Century’s drilling showed low silver values that would not support further investment in the property.

Consequently, Century has terminated the purchase agreement for Huancacancha and returned the concessions to the vendor without penalty to Century and without any subsequent payment obligations to the vendor.

Item 6                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7                                      Omitted Information

Not applicable.

Item 8                                      Executive Officer

For further information contact Brent Jones, Manager of Investor Relations at Century Mining Corporation, (360) 332-4653.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 2nd day of October, 2007.

CENTURY MINING CORPORATION

By:	“William J.V. Sheridan”
Name: William J. V. Sheridan
Title: Secretary and Director